82-03565

vtech

RECEIVED

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF245-42/06
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Winnie SO)

06018801

SUPPL

23rd November 2006

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the interim results of VTech Holdings Limited for the six months ended 30th September 2006 as published in an English newspaper in Hong Kong on 23rd November 2006 for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

Y.W. CHANG
Company Secretary

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

Encl.

c.c. Mr. Thomas DiVivo
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 303)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2006

PERFORMANCE HIGHLIGHTS

- Group revenue increased by 27.1% to US$713.8 million
- Profit attributable to shareholders rose by 42.1% to US$65.8 million
- Increased interim dividend of US9.0 cents per ordinary share
- Special 30th anniversary dividend of US30.0 cents per ordinary share
- Rebound in US market for the telecommunication products business
- Broad based growth at the electronic learning products business
- Rapid expansion at the contract manufacturing services business

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited ("the Company") announce the unaudited results of the Company and its subsidiaries ("the Group") and associates for the six months ended 30th September 2006 together with the comparative figures for the same period last year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million	(Audited) Year ended 31st March 2006 US$ million
Revenue	2	713.8	561.7	1,204.6
Cost of sales		(485.8)	(374.0)	(757.9)
Gross profit		228.0	187.7	446.7
Selling and distribution costs		(107.8)	(88.4)	(209.2)
Administrative and other operating expenses		(27.3)	(30.8)	(61.0)
Research and development expenses		(22.5)	(18.3)	(40.3)
Operating profit	2&3	70.4	50.2	136.2
Interest income		4.1	1.8	3.9
Share of results of associates		–	–	–
Profit before taxation		74.5	52.0	140.1
Taxation	4	(8.7)	(5.7)	(11.3)
Profit attributable to shareholders		65.8	46.3	128.8
Interim dividend	5	21.5	14.3	14.3
Special dividend	5	71.7	–	–
Final dividend	5			62.1
Earnings per share (US cents)	6			
– Basic		27.6	20.1	54.9
– *Diluted*		27.1	19.9	54.3

CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30th September 2006 US$ million	2005 US$ million	(Audited) 31st March 2006 US$ million
Non-current assets				
Tangible assets		74.5	50.9	64.6
Leasehold land payments		3.7	3.4	3.7
Deferred tax assets		8.6	5.7	5.1
Investments		0.2	0.3	0.2
		87.0	60.3	73.6
Current assets				
Stocks		238.7	184.4	133.8
Debtors and prepayments	7	307.2	268.7	183.6
Taxation recoverable		0.8	1.2	1.8
Cash and cash equivalents		126.6	101.7	242.4
		673.3	556.0	561.6
Current liabilities				
Creditors and accruals	8	(365.5)	(318.0)	(267.7)
Provisions		(58.4)	(47.9)	(49.3)
Taxation payable		(17.3)	(12.6)	(7.9)
		(441.2)	(378.5)	(324.9)
Net current assets		232.1	177.5	236.7
Total assets less current liabilities		319.1	237.8	310.3
Non-current liabilities				
Borrowings		–	(0.1)	–
Deferred tax liabilities		(4.6)	(1.7)	(4.1)
		(4.6)	(1.8)	(4.1)
Net assets		314.5	236.0	306.2
Capital and reserves				
Share capital		11.9	11.9	11.9
Reserves		302.6	224.1	294.3
Shareholders' funds		314.5	236.0	306.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 – Interim Financial Reporting adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31st March 2006 included in the interim consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2006 are available at the company's registered office. The auditors have expressed on unqualified opinion on those financial statements in their report dated 21st June 2006.

The same accounting policies adopted in the 2006 annual financial statements have been applied to the interim consolidated financial statements.

2 SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments

	(Unaudited) Six months ended 30th September Revenue 2006 US$ million	Revenue 2005 US$ million	Operating profit/(loss) 2006 US$ million	Operating profit/(loss) 2005 US$ million
Telecommunication and electronic products	713.8	561.3	70.5	50.6
Other activities	–	0.4	(0.1)	(0.4)
	713.8	561.7	70.4	50.2

Secondary reporting format – geographical segments

	(Unaudited) Six months ended 30th September Revenue 2006 US$ million	Revenue 2005 US$million	Operating profit 2006 US$ million	Operating profit 2005 US$ million
North America	436.2	321.7	40.3	21.4
Europe	229.3	197.2	18.1	22.8
Asia Pacific	29.2	31.2	7.2	3.3
Others	19.1	11.6	4.8	2.7
	713.8	561.7	70.4	50.2

3 OPERATING PROFIT

The operating profit is arrived at after charging the following	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million
Depreciation charges	11.2	8.8
Loss on disposal of tangible assets	–	0.5

4 TAXATION

	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million
Company and subsidiaries		
Income tax		
Hong Kong	11.6	7.5
U.S.A.	0.1	0.2
Other countries	–	0.1
Deferred tax		
Origination and reversal of temporary differences	(3.0)	(2.1)
	8.7	5.7
Current tax	11.7	7.8
Deferred tax	(3.0)	(2.1)
	8.7	5.7

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

5 DIVIDENDS

(a) Dividends attributable to the period.

	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million
Interim dividend of US9.0 cents (2005: US6.0 cents) per share declared	21.5	14.3
Special dividend of US30.0 cents (2005: Nil) per share declared	71.7	–
	93.2	14.3

The interim dividend and special dividend declared after the balance sheet date have not been recognised as liabilities at the balance sheet date.

(b) Final dividend of US26.0 cents (2005: US12.0 cents) per share for the year ended 31st March 2006, which totaled US$62.1 million (2005: US$28.0 million) was approved and paid during the period.

6 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$65.8 million (2005: US$46.3 million).

The basic earnings per share is based on the weighted average of 238.9 million (2005: 230.6 million) ordinary shares in issue during the period. The diluted earnings per share is based on 243.3 million (2005: 232.5 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7 DEBTORS AND PREPAYMENTS

Total debtors and prepayments of US$307.2 million (31st March 2006: US$183.6 million) includes trade debtors of US$283.4 million (31st March 2006: US$162.9 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2006 US$ million
0 - 30 days	157.8	90.7
31 - 60 days	86.2	41.4
61 - 90 days	33.7	17.0
>90 days	5.7	13.8
Total	283.4	162.9

The majority of the Group's sales is on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

8 CREDITORS AND ACCRUALS

Total creditors and accruals of US$365.5 million (31st March 2006: US$267.7 million) includes trade creditors of US$186.0 million (31st March 2006: US$116.8 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2006 US$ million
0 – 30 days	71.1	52.4
31 – 60 days	67.5	33.2
61 – 90 days	31.8	18.5
>90 days	15.6	12.7
Total	186.0	116.8

INTERIM DIVIDEND AND SPECIAL DIVIDEND

The Board of Directors (the "Board") have declared an interim dividend in respect of the six months ended 30th September 2006 of US9.0 cents per ordinary share and a special dividend of US30.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 22nd December 2006.

The interim dividend and special dividend will be payable on 3rd January 2007 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 19th December 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 18th December 2006 to 22nd December 2006, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend and special dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 15th December 2006.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

The Group posted a solid increase in both revenue and profit for the first half of the financial year 2007. The drivers were a strong increase in revenue at the contract manufacturing services (CMS) business, continued across-the-board growth at the electronic learning products (ELP) business, and a rebound in the US market for the telecommunication products (TEL) business, following the successful restructuring of the past two years.

RESULTS

Group Performance Review

Group revenue for the six months ended 30th September 2006 increased by 27.1% over the same period of the financial year 2006 to US$713.8 million. Despite higher raw material prices and labour costs having a negative impact on the Group's gross margin, profit attributable to shareholders rose 42.1% from US$46.3 million to US$65.8 million. Earnings per share increased by 37.3% to US27.6 cents, compared to US20.1 cents in the corresponding period last year.

The Group's liquidity position was strong and it is substantially debt-free, with net cash as at 30th September 2006 amounting to US$126.6 million.

Dividends

In view of the continued growth in profitability and the Group's solid financial position, the Board has declared an increased interim dividend of US9.0 cents per ordinary share, together with a special dividend of US30.0 cents per ordinary share to commemorate VTech's 30th anniversary.

REBOUND IN THE US FOR TEL

Revenue at the TEL business rose 21.0% over the same period last year to US$359.3 million. During the period, the business accounted for 50.3% of Group revenue.

Revenue in North America increased by 38.2% to US$289.9 million. The growth was mainly driven by strong sales of 5.8GHz cordless phones. The recovery in the US operations of the business that began in the financial year 2006 has thus continued on track in the first half of the financial year 2007. It follows a comprehensive restructuring programme launched two years ago, designed to improve the competitiveness of the US business through better product design and enhanced supply chain management.

The resulting range of new products, which began appearing on the shelves in the first quarter of the financial year 2007, has been well received by retailers and achieved good sell-through to end users. In consequence, shelf space has increased, sales volumes have risen and the Group has increased its share of the US cordless phone market, where VTech is now in the leadership position.

In Europe, however, the market has been weaker than expected and this has resulted in excess inventory in the market, a situation affecting all suppliers. As a result, although VTech was able to gain new customers and maintain its market share during the period, our TEL sales to the region declined 23.1% over the same period last year to US$60.5 million, following several years of robust growth. As part of our longer term expansion plans for the region, the business started to ship Voice over Internet Protocol (VoIP) phones to European customers in September 2006.

BROAD BASED GROWTH AT ELP

The ELP business performed well in the past two years on the back of the outstanding performance of the V.Smile range and increasing efforts in marketing and promotion.

During the first half of the financial year 2007, the ELP business again achieved growth in revenue, which rose by 15.1% as compared with the first half of the financial year 2006 to US$223.2 million, equivalent to 31.3% of Group revenue.

Growth was driven by increasing sales of all product ranges and the successful launch of the V.Smile™ Baby Infant Development System (V.Smile Baby). The basic V.Smile console is now in its third year and sales were in line with management expectations. Sales of software continued to rise and by the end of the calendar year 2006, 10 new titles will have been added to the library, with additional Spanish language versions. The ratio of cartridges to consoles also increased as compared to the same period last year.

The range has been extended through the introduction of not only V.Smile Baby, aimed at children from nine months to three years old, but also V.Flash, which targets pre-teenagers. Sales of V.Smile Baby have been particularly encouraging, confirming our thesis that V.Smile is a product platform that can be developed long into the future. In September, V.Smile Baby was named to the Toys "R" Us 2006 "Hot Toy" list, while in October, V.Flash was named one of the Top 12 Toys of Christmas and Holiday 2006 by Wal-Mart.

In addition to V.Smile, the traditional ELPs also sold well. A number of new products were launched, including Nitro Vision and SmartVille, a new line of interactive animal character play sets for toddlers. Pink Nitro Notebook was included in the Toys "R" Us "Fabulous 15 The Best of the Holiday Season" list.

Geographically, revenue from North America rose by 9.9% to US$101.9 million as the business continued to gain shelf space in the region. In Europe, revenue grew by 14.8% over the same period last year to US$101.7 million and VTech maintained its dominant position in the region. Revenue from Asia Pacific and other regions such as Mexico also recorded a continued growth.

RAPID EXPANSION OF CMS

The CMS business achieved an 85.7% increase in revenue as compared with the first six months of the financial year 2006, to US$131.3 million. As a result, the business accounted for 18.4% of Group revenue and its performance once again far exceeded that of the global Electronic Manufacturing Services industry, which grew by some 14%* during the first half of the calendar year 2006.

The growth in revenue came across the board, but was primarily supported by strong demand from existing customers in the areas of switching mode power supplies and professional audio equipment, as they attracted significantly more business.

VTech competed strongly on both price and service. Despite the surge in production volumes and effective cost controls, service levels remained high. In the first half of the financial year 2007, the business was given a "Partner of the Year 2006" award by a professional audio equipment customer, in recognition of VTech's outstanding service and level of support given to the company's business development.

Europe remained the leading source of revenue for the CMS business, representing 51.1% of the total CMS revenue, followed by North America at 33.8% and Asia Pacific at 15.0%.

* *Source: Manufacturing Market Insider – Oct 2006 issue*

OUTLOOK

Growth in our businesses appears set to continue in the second half of the financial year 2007. This is, however, dependent on the economic situation in the United States.

We also remain mindful of factors that could affect profitability. The Renminbi looks set to rise further, as do wage levels in southern China, our manufacturing base. High raw materials and components prices remain a factor, although they are now stabilising. Hence, throughout its businesses, in addition to seeking higher revenue, the Group will work further to mitigate the cost pressure through improving manufacturing efficiency, better cost control and economies of scale during the second half of the financial year 2007.

The improvement in the TEL business in the United States will continue. We are gaining more shelf space and the sell through data thus far suggests continued growth compared to the same period last year. The new range of products for the calendar year 2007, which includes a number of "next generation" cordless phones, has already been unveiled to retail customers and was favourably received. In Europe, by contrast, the market is likely to remain soft and we do not expect sales growth in the second half of the financial year 2007.

The ELP business is expected to perform well in the second half of the financial year. V.Flash came onto the shelves in September and is expected to contribute to incremental sales growth. New print and TV based advertising campaigns have been started in the second half and will support the sales push for all our products during the holiday season. We plan to introduce a second generation V.Smile console to the market in the second half of calendar year 2007.

The factors that boosted revenue at the CMS business during the first half of the financial year 2007 remain in place and hence continued growth is expected in the second half. At the same time, the business is revitalising its sales office in Japan, a market of much untapped potential for the business.

To cope with the growth in demand for the CMS business, the Group will add a new factory building at its existing plant in Liaobu, Dongguan, increasing the size of the CMS manufacturing facilities by 50%. The new facility is scheduled to open in April 2007.

In summary, we are cautiously optimistic that the growth in our businesses will continue, and that each of our businesses is well placed to take advantage of market opportunities.

REVIEW OF FINANCIAL RESULTS

Group Results

Group revenue for the six-month period ended 30th September 2006 reached US$713.8 million, an increase of US$152.1 million or 27.1% over the corresponding period of the previous financial year. This was mainly due to solid growth in sales at the three core businesses, particularly strong increase in revenue at CMS, continued solid performance by ELP, and a rebound in revenue at TEL as compared with the same period of the financial year 2006.

The TEL business recorded an increase in revenue of US$62.3 million or 21.0% compared with the same period of the last financial year. The growth in revenue was mainly attributable to the higher sales of 5.8GHz cordless phones in North America, where revenue rose by 38.2%. This was the result of a successful restructuring programme launched in two years ago. However, sales to European markets declined by 23.1% over the same period of the last financial year as overall market conditions were weaker than expected. The ELP business continued to record growth in revenue, which increased by 15.1% compared with the same period of the previous financial year. The momentum of the V.Smile product range remained strong while revenue contribution from traditional ELPs also picked up as compared with the first half of the last financial year. The CMS business recorded a significant growth in revenue with an 85.7% increase over the last corresponding period owing to strong demand from several top tier customers for certain categories of products, in particular switching mode power supply, professional audio equipment and communication products.

The distribution of the Group's Revenue from the three core businesses was: 50.3% (2005: 52.9%) from the TEL business, 31.3% (2005: 34.5%) from the ELP business and 18.4% (2005: 12.6%) from the CMS business. As a result of the exceedingly good performance of the CMS business, its revenue contribution to the Group increased significantly despite the fact that both TEL and ELP businesses also achieved remarkable growth in revenue.

For the Group as a whole, the North American market accounted for 61.1% (2005: 57.3%) of the Group's revenue while Europe and Asia Pacific accounted for 32.1% (2005: 35.1%) and 4.1% (2005: 5.6%) respectively. This change in the contribution of revenue from the three regions mainly reflects the geographic distribution of revenue from the TEL business, where sales in the United States rebounded strongly while that of the European markets decreased as compared with the last corresponding period.

Profit attributable to shareholders for the six-month period ended 30th September 2006 increased by 42.1% to US$65.8 million, as compared to US$46.3 million recorded in the same period last year. The growth in Group profit was attributable to the increase in profitability at the three core businesses.

The gross profit of the Group rose to US$228.0 million from US$187.7 million in the corresponding period of the last financial year. Gross margin for the period, however, decreased from 33.4% to 31.9%. The decrease in gross margin was partly due to a change in sales mix. The rise in material prices, labour costs and the appreciation of the Renminbi also had a negative impact on the gross margin. The Group counteracted the cost pressure through enhancing productivity, better cost control and transferring plastics production to new plant at Qingyuan, which is a lower cost location.

In line with increased sales, selling and distribution costs rose by 21.9% partly because of higher advertising and promotional spending at the ELP business. However, selling and distribution costs as a percentage of Group revenue actually decreased from 15.7% in the first six months of the last financial year to 15.1% in the same period of the current financial year, owing to management's success in controlling overheads. Administrative and other operating expenses were US$27.3 million, a decrease of US$3.5 million over the same period of last year. The decrease was mainly due to an exchange gain of US$0.4 million recorded in the current financial period whereas an exchange loss of US$4.6 million was recorded in the same period of the previous financial year.

For the six-month period ended 30th September 2006, the Group spent US$22.5 million on research and development, which represents 3.2% of Group revenue.

Liquidity and Financial Resources

The Group's financial resources continued to be strong. As at 30th September 2006, the Group had cash on hand of US$126.6 million. The Group is substantially debt-free, except for an insignificant amount of borrowing in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within five years. The Group has adequate liquidity to meet its current and future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposures to fluctuations in foreign currency exchange rates arising from the Group's global operations. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge against major exposures.

Working Capital

The levels of stock and trade debtors as at 30th September 2006 were US$238.7 million and US$283.4 million respectively, as compared to US$133.8 million and US$162.9 million as at 31st March 2006. The increase in stock level was primarily to cater for the increased demand for the products of the three core businesses in the second half of the financial year. The increase in trade debtors was mainly due to increase in sales at all three core businesses in the first six months period. The turnover days for stock and trade debtors were 119 days and 56 days respectively, compared to 106 days and 57 days in the corresponding period of the last financial year.

Contingent liabilities and litigation

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that there will be no material adverse effect on the financial position of the Group.

During the period, VTech has reached full and final settlement with PricewaterhouseCoopers relating to the acquisition by the Group of certain assets and liabilities of Lucent's Wired Consumer Products Business in 2000. The net receipt has been credited to the consolidated income statement during the six months ended 30th September 2006.

CORPORATE GOVERNANCE

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the six months ended 30th September 2006, the Company has complied with all the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules and to a large extent, the recommended best practices in the Code except for the deviations from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of six are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the six months ended 30th September 2006. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim consolidated financial statements for the six months ended 30th September 2006.

MODEL CODES FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Appendix to Chapter 16 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period for the six months ended 30th September 2006. All directors confirmed, following specific enquiry by the Company, that they have fully complied with the required standard of dealings set out therein.

As at the date of this announcement, the Board of the Company comprises Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Albert LEE Wai Kuen (Deputy Chairman) and Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung, all being independent non-executive directors.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 22nd November 2006

Website: http://www.vtech.com

GUO XIN GROUP LIMITED

國新集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 1215)

RESULTS OF THE SPECIAL GENERAL MEETING

The Ordinary Resolution approving the Agreement and all the transactions contemplated thereafter was duly passed by way of a poll at the SGM held on 22nd November, 2006.

Reference is made to the announcement of Guo Xin Group Limited (the "Company") dated 28th September 2006 and the circular of the Company dated 19th October 2006 (the "Circular") in relation to, among other things, a major acquisition of the Company involving the acquisition of the entire interest in and shareholder loan due from External Fame Limited. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless the context herein requires otherwise.

The Board is pleased to announce that at the SGM held on 22nd November 2006, the Ordinary Resolution was duly passed, by way of a poll, by the Shareholders entitled to vote at the SGM.

RESULTS OF THE SPECIAL GENERAL MEETING

As at the date of the SGM, there were a total of 4,484,683,140 Shares in issue. Mr. Li Seng Hay Joseph and his wife were required to abstain from voting on the Ordinary Resolution. As at the date of the SGM, Mr. Li Seng Hay Joseph and his wife are jointly interested in 2,000,000 Shares (representing approximately 0.04% of the total issued Shares). The Board confirms that Mr. Li Seng Hay Joseph and his wife abstained from voting on the Ordinary Resolution at the SGM.

A total of 4,482,683,140 Shares were held by the independent shareholders who were entitled to attend and vote for or against the Ordinary Resolution at the SGM. No Shareholder was entitled to attend but was only entitled to vote against the Ordinary Resolution at the SGM.

Tengis Limited, the Hong Kong branch share registrars of the Company, was appointed as the scrutineer for the vote-taking at the SGM. The results of the voting at the SGM is set out below:

Ordinary Resolution (extracted)	Number of Shares (%)	
	For	Against
To approve the Agreement and all transactions contemplated thereafter	465,420,000 (86.91%)	70,120,000 (13.09%)

As more than 50% of the votes were cast in favour of the Ordinary Resolution, the Ordinary Resolution was duly passed as ordinary resolution.

By Order of the Board of
Guo Xin Group Limited
Lam Cheung Shing, Richard
Director

Hong Kong, 22nd November, 2006

As at the date of this announcement, the Board comprises Mr. Zhang Yang and Mr. Lam Cheung Shing, Richard as the executive Directors, and Mr. Tam Sun Wing, Mr. Ko Ming Tung, Edward and Mr. Ng Ge Bun are the independent non-executive Directors.

* *For identification purpose only*